SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on May 16 2008, entitled "Nomination to the corporate assembly and nomination committee".

Nomination to the corporate assembly and nomination committee

The nomination committee in StatoilHydro nominates two new candidates to the corporate assembly, and one new candidate to the nomination committee.

The election will be held at the company’s annual general meeting on 20 May 2008.

Election of members to the corporate assembly
Benedicte Schilbred Fasmer is resigning from the corporate assembly as her current position as head of the Capital Market Division in Sparebanken Vest is incompatible with the office of member of the corporate assembly in StatoilHydro ASA, cf. section 10-3 of the Securities Trading Act.

Erland Grimstad is resigning from the corporate assembly because he is moving abroad as a result of his new position.

The nomination committee has emphasised several criteria for the composition of the corporate assembly, including diversity in expertise and background and a balanced gender representation.

On this basis, the nomination committee unanimously nominates the following:
Tore Ulstein and Karin Aslaksen to be elected as members of the corporate assembly in StatoilHydro ASA. The period of office will run until the annual general meeting in 2010, which is the same electoral term that applies to the corporate assembly’s other shareholder-elected members.

Election of one member to the nomination committee
Pursuant to article 11 of the company’s Articles of Association, the nomination committee must consist of four members and the chair and one other member must be elected among the shareholder-elected members of the corporate assembly. As a consequence of Benedicte Schilbred Fasmer’s resignation from the corporate assembly, she is also resigning from the nomination committee.

The nomination committee has emphasised several criteria for the composition of the nomination committee, including diversity in expertise and background and a balanced gender representation.

On this basis, the nomination committee unanimously nominates the following:
Gro Brækken to be elected as member of the nomination committee in StatoilHydro ASA. She is already a member of the corporate assembly in StatoilHydro ASA. The term of office will run until the annual general meeting in 2010, which is the same electoral term that applies to the nomination committee’s other members.

The following information is provided about the proposed new corporate assembly members:

Karin Aslaksen (born 1959) Senior Vice President, with responsibility for HR and HSE in Elkem AS. She has worked for Elkem since 1998, and has been a member of the corporate management group since 2003. Ms Aslaksen has a Masters of Science in Engineering and a PhD from the Norwegian Institute of Technology. She wrote her thesis on: ”Strategies for change in corporate settings”. Through her work for both the Work Research Institute, AFI, (1984-87) and the Centre for Better Working Life, SBA, (1990-94) (a national development programme initiated by the government and social partners), she has gained extensive experience from research, development and project management in the areas of safety, organisational development and change management in offshore and onshore industry. Ms Aslaksen has worked for the Norwegian Agency for Development Cooperation NORAD/ the International Labour Organisation on, among other things, micro-finance projects in Kenya (1987-1990). She is a board member of Sapa AB, SINTEF – Teknologi og samfunn, Elkem Solar and Elkem Bjølvefossen as well as several internal boards in Elkem. She is a member of the corporate assembly in Oslo Sporveier AS. Since 2007, she has also been a council member in SINTEF.

Tore Ulstein (born 1967) is Deputy CEO and Senior Vice President for Market & Business Development in Ulstein Mekaniske Verksted Holding ASA. He is also the CEO of Ulstein International. Mr Ulstein has a PhD in Engineering from NTH, and wrote his thesis on marine hydrodynamics. He graduated with a Masters of Science in Engineering from NTH. He has previously held numerous managerial positions within the Ulstein group, and has also worked as researcher for Marintek AS. He holds several offices, including board member of Ålesund Kunnskapspark AS, Norwegian Centre of Expertise Maritim, Ulstein Verft AS, and Ulsmo AS. He is the chair of the board in Ulstein Design AS, Ulstein Sea of Solutions, Ulstein EsCad, Ulstein Elektro AS and ToKa Invest AS. Mr Ulstein has published numerous scientific articles.

The following information is provided about the proposed new nomination committee member:

Gro Brækken (born 1952) is the Secretary General of Redd Barna (Save the Children Norway). She is already a member of the corporate assembly in StatoilHydro ASA. She has a Masters of Science degree in Chemical Engineering from NTH. She has been Deputy Director General of the Confederation of Norwegian Business and Industry, NHO, where she was responsible for business policy and international activities. In the early 1990s she worked for Den norske Bank as a regional bank manager in the personnel customer market in Oslo and Akershus. She has also held the position of CEO of Ulstein International AS. Between 1982 and 1988 she worked for Statoil as manager of a department for gas and sales administration and before that she worked 6 years for Norske Shell. Ms Brækken is chair of the board of Prosjekt og Teknologiledelse AS, and a board member of Sykehuset i Vestfold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 16, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer